July 17, 2025

Oguzhan Atay
Chief Executive Officer
BillionToOne, Inc.
1035 O   Brien Drive
Menlo Park, CA 94025

       Re: BillionToOne, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 20, 2025
           CIK No. 0002070849
Dear Oguzhan Atay:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Glossary, page ii

1. Please revise the terms included in the glossary to include a brief description of the relevance of the terms to your operations. As an example only, we note that you define cfDNA as "[c]ell free DNA released from tumor cells". Please briefly explain, or include a cross reference to your disclosures on pages 4 and 117, the relevance of
       cfDNA for modern precision medicine. Likewise, please explain the relevance of polymerase chain reactions, and define methylation and sample accessioning.
 July 17, 2025
Page 2
Prospectus Summary
Overview, page 2

2. We note your disclosure on page 48 that "[y]ou currently offer a number of genetic tests, each of which is a laboratory developed test (LDT)". Please revise your summary to prominently note, if true, that all of your current products are LDTs, which are not subject to FDA regulatory approvals.
3. We note your disclosure that "[yo]ur superior technology platform has enabled [you]
       to build category-defining prenatal and oncology products," and that "[you] have established [y]ourselves as a leader in the prenatal testing market." Please revise to discuss the metric upon which you base this statement that your technology platform is superior and that you are a leader in the prenatal testing market. For example, explain whether you are measuring by revenue or market share, or a combination of various metrics. We refer to your disclosure on page 128 that "[you] are the second largest prenatal genetics laboratory in the United States by revenue."
4. We note your disclosure that you estimate "an annual market opportunity of over
       $100 billion in the United States alone," and that "[w]hile [y]our current products already address an estimated annual market opportunity of over $20 billion in the
       United States, [you] believe that [y]our R&D pipeline could eventually expand this annual addressable market to over $100 billion." We also note your disclosure on page 97 that the $100 billion figure is comprised of an addressable market of $1 billion for carrier screening, $1.5 billion for aneuploidy testing, $6 billion for therapy selection, over $15 billion for therapy monitoring, over $30 billion for minimal residual disease and over $50 billion for early detection. Please revise to provide a detailed discussion of how you calculate each of these addressable market figures, and discuss any material assumptions underlying these calculations, such as the price at which you are able to sell your products and the available patient population. Please also revise to clarify why you include products that have not yet been launched in your total addressable market calculation. In your discussion, please also explain the basis for your disclosure on page 97 that "[you] estimate the 14-gene version of
       UNITY Fetal Risk Screen will expand the serviceable addressable market for UNITY by 70%" and on page 128 that "[you] estimate that the [oncology] market is less than
       20% penetrated today by all molecular diagnostics companies."
5. We note your disclosure on page 37 that "[you] have incurred significant losses since
       [y]our inception. For the years ended December 31, 2023 and 2024, [you] incurred net losses of $82.7 million and $41.6 million, respectively. As of December 31, 2024,
       [you] had an accumulated deficit of $282.2 million." Please revise your prospectus summary to discuss your significant losses and accumulated deficit for the periods presented.
Our four pillars of differentiation, page 3

6. We note your disclosure that "[yo]ur revolutionary platform achieves absolute quantification at the single molecule level, enabling [you] to: (i) accurately quantify genetic targets by eliminating biases introduced from next-generation sequencing
       (NGS); (ii) precisely measure and analyze intermediate biochemical reactions to optimize the performance of [y]our assays; and (iii) reduce sequencing costs by
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Page 3

       obtaining a higher quality signal at each genomic location analyzed." Please clarify these biases that are eliminated from NGS, and explain how a higher quality signal can reduce sequencing costs.
Our Superior Efficiency, page 4

7. We note your disclosure which describes your limited accumulated deficit as of
       December 31, 2024 being a small fraction of the losses incurred by some of your competitors. Please remove the comparative disclosure or revise to provide substantiation for the statement.
Our solution and suite of products, page 6

8. We note your disclosure that "[you] intend to expand [y]our oncology test offerings into testing of earlier stage cancer patients, including through MRD testing and potentially for early cancer detection." Please revise to provide a more detailed discussion of the current stage of development of each of your product candidates, and note the expected timing for their commercialization. Please also disclose whether any of the product candidates are expected to require FDA regulatory approvals.
Prenatal products, page 6

9. We note your graphic reflecting a brief description of your prenatal products. Please revise to briefly describe the Aneuploidy NIPT + RhD NIPT product. Risk Factors
If the government and other third-party payors fail to provide coverage and adequate payment for our existing and future tests, our..., page 20

10. We note your disclosure that "[t]hird-party reimbursement for [y]our tests represents a significant portion of [y]our revenue, and [you] expect government and commercial third-party payors to continue to be [y]our primary source of payments." We also note your disclosure that "third-party payor revenue for [y]our testing...constitutes the large majority of [y]our revenue." Please disclose the percentage of your revenue represented by third-party reimbursements for the financial periods presented.
11. We note your disclosure on page 21 that "[w]hile ACOG guidelines generally acknowledge that NIPT is the most sensitive screening option for, and/or are generally supportive of NIPT in, average-risk pregnancies in addition to high-risk pregnancies...not all of [y]our current tests are covered under practice guidelines, and
       [you] cannot predict whether [y]our future tests will be covered by such guidelines."
       Please clarify which of your current tests are not covered under practice guidelines.
Our revenue may be adversely affected if we are unable to successfully obtain reimbursement from the Medicare program and state Medicaid..., page 22

12. We note your disclosure that "[i]t is estimated that nearly half of all births in the
       United States are to state Medicaid program beneficiaries. Each state s Medicaid program has its own coverage determinations related to [y]our testing, and several state Medicaid programs do not provide coverage for [y]our testing." Please clarify which state Medicaid programs do not provide coverage for your testing. July 17, 2025
Page 4

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 50

13. You disclose that your employees and personnel may use generative artificial intelligence and machine learning to perform their work and that "[you] use AI/ML to assist [you] in making certain decisions, which is regulated by certain privacy laws."
       Please revise to further discuss the decisions for which you currently use AI/ML.
Use of proceeds, page 79

14. We note your disclosure that "[you] currently intend to use the net proceeds from this offering, together with [y]our existing cash and cash equivalents, for working capital and other general corporate purposes, including to fund [y]our growth, research and development initiatives, technology development, working capital, and operating expenses." Please revise to further discuss the use of the proceeds to fund your growth, research and development initiatives, and technology development. Refer to
       Item 504 of Regulation S-K.
Management's discussion and analysis of financial condition and results of operations
Our business model and key performance metrics, page 91

15. Please revise to define "Blended ASP," and explain how it is calculated. Key factors affecting our results of operations and performance, page 92

16. We note your disclosure on page 93 that "[o]nce an ordering provider within a clinic first starts to use [y]our tests, [you] often see expansion of [y]our tests to other providers within the clinic. [You] believe that [y]our unique product offerings and exceptional end-to-end service drive this adoption. [Yo]ur cohort analysis indicates that the net test retention, as defined by the total number of tests that are received from a cohort of clinics first onboarded in a particular quarter, even after accounting for any account or provider churn, is over 100% after a year for the majority of quarterly cohorts." Please revise to define "cohort" and further discuss your cohort analysis, including an explanation of how it demonstrated net test retention.
17. We note your disclosure on page 93 that "[you] believe [y]our tests provide far higher value than the Medicare Clinical Laboratory Fee Schedule (CLFS) rates established for [y]our tests. For instance, in a peer-reviewed publication, the break-even price for
       sgNIPT was estimated between $2,336 (healthcare cost-neutral price with better outcomes) and $7,233 (equivalent cost of identifying one affected pregnancy vs.
       sequential carrier screening). In comparison, the CLFS price for [y]our sgNIPT was established at $879.47." Please revise to disclose the peer-reviewed publication, and further explain why you estimated that the break-even price for sgNIPT should be based on the healthcare cost-neutral price with better outcomes and/or the equivalent cost of identifying one affected pregnancy vs. sequential carrier screening.
Key components of results of operations, page 97

18. We note your disclosure that "[t]he majority of [y]our revenue is derived from sales of
       [y]our prenatal test, UNITY, and a smaller portion is derived from sales of [y]our liquid biopsy oncology tests, Northstar," and that "[r]evenue is comprised of revenue
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Page 5

       from [y]our sales of [y]our prenatal and oncology tests and [y]our strategic partnership with Johnson & Johnson." Please revise to disclose the percentage of your revenue derived from your prenatal tests as compared to your oncology tests, and your strategic partnership with Johnson & Johnson.
Comparison of years ended December 31, 2023 and 2024
Revenue and gross margin, page 101

19. With regard to your 113% increase in revenue and your increase in gross margin from
       24% to 53%, please address the following:
           Explain the reasons underlying the increase in tests processed and your increase in average selling price per test.
           To the extent material, ensure you address how changes in payor mix impacted your average selling price.
           Expand your disclosures to explain how the increase in revenue impacted gross margin. To the extent that it relates to your composition of fixed versus variable costs, provide a discussion of the degree to which cost of revenue is fixed versus variable.
           Address whether there is any related trend information underlying your revenue and gross margin results. Refer to Item 303(b)(2)(ii) of Regulation
S-K.
Liquidity and capital resources
Oberland Capital note purchase agreement, page 106

20.    Please expand your disclosures to address the following:
           Expand your disclosures to quantify the royalty participation payments and clarify when they become applicable and payable. In this regard, we note you earned more than $100 million in revenue during the year ended December 31, 2024.
           Quantify the internal rate of return Oberland will earn over the course of the loan.
           Clarify whether or not you are in compliance with each material financial covenant.
       See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Business
Our Product Portfolio, page 131

21. We note that you refer to various studies, publications and collaborations throughout this section. As an example only, we note your disclosure on page 130 that
       "[you] have demonstrated the analytical and clinical validity, as well as the clinical utility, of [y]our Northstar Select test through rigorous reviews," and that "[i]n validation studies, Northstar Response showed a consistent ability to detect quantitative changes in tumor fraction across more than 10 different cancer types, in some cases as much as six months earlier than indicated by imaging scans. Northstar
       Response has been analytically and clinically validated in three peer-reviewed publications, including in collaborations with the University of California, San Diego and the University of Florida." We also note your disclosure on page 143 that
       "[you] have extensive publications on [y]our smNGS platform and products". Please revise to discuss each of these studies, publications and collaborations in further
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Page 6

       detail. In particular, please disclose the date(s) and location(s) of the studies and trials, the sponsor(s), the number of participants, including how participants were selected, the results of the studies and trials, including how results were measured, key assumptions, any serious adverse events, and whether statistical significance was demonstrated, including supporting p-values, as appropriate. Please also disclose whether any of the parties involved, including the sponsors in the studies and/or trials, are affiliates or partners of BillionToOne. Consider providing the disclosures in tabular format for ease of reference.
22.    We note your disclosure throughout this section referring to the demonstrated
       analytical and clinical validity of your products. For example, we note your disclosure on page 130 that "[you] have demonstrated the analytical and clinical validity, as well as the clinical utility, of [y]our Northstar Select test through rigorous reviews." You
       also state on page 134 that the "UNITY Fetal Risk Screen   s accuracy
has been
       validated in multiple peer-reviewed studies." Please revise to define analytical and clinical validity and clarify how you have demonstrated the validity and utility of your products without receipt of FDA or equivalent regulatory approvals. Safety and efficacy are determinations that are solely within the authority of FDA or similar foreign regulators. Where applicable, please clarify that certain of your products have not been approved by the FDA or or similar foreign regulators and remove any statements of safety and efficacy for such products. You may present clinical trial end points and objective data resulting from trials or studies without concluding efficacy.
23. Please revise the table illustrating the UNITY Fetal Risk Screen's testing menu to further explain the two columns included in the table.
UNITY Fetal Antigen CTA NIPT, page 136

24.    We note your disclosure that "[i]n December 2023, [you] announced a global
       partnership with Johnson & Johnson to provide [y]our UNITY Fetal Antigen clinical trial assay (CTA) in their AZALEA Phase 3 clinical trial of nipocalimab in
       pregnancies at risk for severe HDFN", and that "[i]n April 2023, the FDA granted an
       Investigational Device Exemption (IDE) for the assays    use in the
trial." Please revise
       to disclose the material terms of your agreement(s) with Johnson & Johnson, and file any such agreement(s) as exhibits to your registration statement or provide your analysis as to why you are not required to file any such agreement(s). Refer to Item
       601(b)(10) of Regulation S-K. Please also revise to discuss the timing for any FDA submission and/or approvals required in connection with this Phase 3 trial, including the granting of a companion diagnostics indication.
Patient Case Studies, page 144

25. We note your presentation of "patient case studies." Please revise to provide a brief description explaining why you are highlighting the case studies and whether the results of the highlighted patients are representative of your patients to provide context for investors.
 July 17, 2025
Page 7
Intellectual Property, page 151

26. Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.
Certain relationships and related party transactions, page 185

27. Please revise this section to include the rate(s) at which your series D redeemable convertible preferred stock, series C-1 redeemable convertible preferred stock, and series C redeemable convertible preferred stock will convert into class A common stock.
Notes to Financial Statements
(2) Summary of Significant Accounting Policies
Revenue, page F-12

28. We note you present disaggregated revenue by Oncology, Prenatal and Clinical trial support services. Please tell us your consideration of presenting disaggregated revenue by third-payor groups, patients, and commercial payors. See ASC
606-10-50-5
       through 7.
10. Long-term Debt, page F-27

29.    As disclosed on page F-28, we note that the Oberland Note Purchase
Agreement
       requires you to maintain certain trailing six-month net revenue levels and trailing six-
       month gross margin ratios, and other covenants. We also note, as indicated on page
       106 that this agreement also has a royalty participation. Please expand your disclosures to provide the schedule of such net revenue levels, quantify the royalty rate and clarify whether or not you were in compliance with each material covenant as of the latest balance sheet presented.
General

30. Refer to the gatefold graphic with key metrics including annualized revenue run-rate and year-over-year revenue growth. Please revise to describe how you calculate annualized revenue run-rate, year-over-year revenue growth and profitability. We may have additional comments upon review of the complete graphic populated with the data. Please also define LTM in the graphics and ensure that your filing, including the graphics with text and letter from your co-founder and CEO, are text-searchable.
31. You have included an estimate for your U.S. annual market opportunity in the gatefold graphic. Please revise to provide a balanced presentation by briefly describing the material assumptions.
32. We note your disclosure on page 27 that "[you] rely on a limited number of suppliers, or, in some cases, sole- or single-source suppliers, for certain sequencers, reagents, blood tubes and other equipment, instruments and materials that [you] use in [y]our laboratory operations;" on page 94 that "[you] prioritize entering into contracts with major commercial insurance companies and other third-party payors;" and on page
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Page 8

       148 that "[o]utside of [y]our direct sales efforts in oncology, [you] have signed collaboration agreements with a select number of pharmaceutical companies and institutions to support clinical development of novel precision oncology therapeutics."
       Please revise to further discuss these suppliers and collaborations, disclose the terms of any material contracts, other than contracts entered into in the ordinary course of business, and file any such material contracts as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
33. We note that you make various statements throughout the registration statement regarding your field and the performance of your products including, but not limited to, the following:

             Gatefold Graphic 3: "Cancers at this low level of VAF are often missed by other cancer tests."
             Letter from Our Co-Founder & CEO: "While others in our industry poured hundreds of millions of dollars into fully automated labs that locked down their assays and made further improvements hugely expensive, we identified bottlenecks systematically, automating our facilities step-by-step."
             Page 2: "Our products reveal actionable insights from a simple blood draw that are fundamentally changing how diseases are diagnosed and treated, leading to a paradigm shift in personalized medicine;" "Our Northstar Select test is used to guide therapy selection and has been shown to detect over 50% more actionable solid tumor mutations than conventional liquid biopsies."
             Page 3: "Moreover, we believe our design-based R&D approach allows us to harness this technology and accurately predict the clinical performance of a novel assay before testing a single patient sample, which we believe accelerates time-to-
           market and significantly improves our commercial launch success rate."
             Page 5: "Conventional genetic analysis techniques, such as NGS and digital droplet PCR (ddPCR), typically sacrifice either sensitivity or multiplexing, i.e., ability to interrogate many genomic loci at the same time, forcing compromises in clinical utility."
             Page 6: "However, studies estimate that fewer than half of fathers complete the recommended screening due to barriers related to cost, availability, and willingness. As a result, approximately 58% of pregnancies affected by these recessive conditions are undetected by traditional screening workflows."
             Page 122: "For a pregnant patient, typically only 2% to 15% of the cfDNA in a standard blood draw is of fetal origin. For a cancer patient, approximately between 0.01% to 1% of the cfDNA is derived from a tumor, depending on cancer stage. Notably, there is often only one cfDNA molecule present at any given genomic location associated with disease, even in advanced cancer patients"; "The scarcity of cfDNA necessitates amplification by a factor of millions before it can be sequenced."
             Page 127: "AI can reduce medical chart extraction costs by over 90%, enabling the synthesis of smNGS molecular data and AI-extracted longitudinal clinical data for each patient."
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Page 9

             Page 135: "smNGS enables >95% sensitivity and >99.9% specificity, which results in an industry-leading PPV of 80% in average risk pregnancies. More than
           70% of UNITY Aneuploidy orders now include 22q11.2 optional add-
           on testing;" "Since launching, UNITY Fetal RhD NIPT has been ordered for over
           150,000 patients, with data published in peer-reviewed studies demonstrating
           100% concordance with neonatal outcomes and sensitivity/specificity of >99.9%."
             Page 138: "The amount of a particular SNV or alteration compared to normal
           DNA detected by liquid biopsy tests are measured as a variant allele fraction
           (VAF), with over half of all treatable alterations occurring at a VAF <0.5%, and approximately one fourth occurring at <0.2%;" "First generation liquid biopsy
           tests have an LOD that ranges between 0.25%   0.50%, whereas
Northstar Select
           has demonstrated an LOD of 0.15%, representing a 2-fold higher sensitivity than these other assays. Since most treatable mutations occur at very low VAFs and studies have shown that even mutations found at <0.20% VAF respond to therapy,
           Northstar Select uncovers more treatment options for patients."
             Page 143: "We believe there is a significant market opportunity for tumor-naive
           MRD assays, especially in certain cancer types such as lung, where the QC failure rates for tissue testing can exceed 40%."

       Please revise your disclosure throughout the prospectus to provide the basis for these statements. Please also ensure you disclose any relevant metrics on which these statements are based and any material assumptions.
34. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Elena M. Vespoli, Esq.